Exhibit 4.8

2019 AMENDMENT TO THE

TRUIST FINANCIAL CORPORATION

2012 INCENTIVE PLAN

WHEREAS, BB&T Corporation, predecessor to Truist Financial Corporation (the “Corporation”), sponsors the BB&T Corporation 2012 Incentive Plan for the benefit of certain of its employees and their beneficiaries (the “Plan”); and

WHEREAS, the Corporation desires to amend the Plan to reflect (i) the corporate merger of SunTrust Banks, Inc. into the Corporation pursuant to the Agreement and Plan of Merger by and between SunTrust Banks, Inc. and BB&T Corporation dated February 7, 2019 (the “Agreement”), and (ii) the name change of the plan sponsor to Truist Financial Corporation, effective as of Closing Date as defined in the Agreement (the “Closing Date”);

NOW, THEREFORE, the Plan is hereby amended, effective as of the Closing Date (unless otherwise noted below), as follows:

1.    Section 1.1 of the Plan is amended to add the following sentence to the end thereof, to read as follows:

Effective as of the Closing Date, as defined in the Agreement and Plan of Merger by and between SunTrust Banks, Inc. and BB&T Corporation dated February 7, 2019 (the “Closing Date”), SunTrust Banks, Inc. will merge with and into the Company, and the Company shall become the Truist Financial Corporation.

2.    Section 15.7 of the Plan is amended to add the following sentence to the end thereof, to read as follows:

On or after the Closing Date, all references in the Plan to “BB&T” shall instead refer to “TFC,” meaning Truist Financial Corporation, a North Carolina corporation with its principal office at Charlotte, North Carolina, or any successor thereto by merger, consolidation, or otherwise.

3.    Section 15.38 of the Plan is amended in its entirety, to read as follows:

Plan means this Truist Financial Corporation 2012 Incentive Plan, as it may be hereafter amended and/or restated.

Executed on this 6th day of November, 2019.

BB&T Corporation

By:	/s/ Christopher L. Henson
Title: President and Chief Operating Officer

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